Exhibit 99.1

Vermilion Energy Inc. Announces Results for the Three Months Ended March 31, 2018

CALGARY, April 26, 2018 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX, NYSE: VET) is pleased to report operating and condensed financial results for the three months ended March 31, 2018.

The unaudited financial statements and management discussion and analysis for the three months ended March 31, 2018, will be available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, and on Vermilion's website at www.vermilionenergy.com.

Highlights

•	Subsequent to the end of the quarter, on April 16, 2018, we announced that we had entered into an arrangement agreement ("Arrangement") to acquire Spartan Energy Corp. ("Spartan"), a publicly traded southeast Saskatchewan oil and gas producer, for total consideration of approximately $1.40 billion (comprised of $1.23 billion in Vermilion common shares based on Vermilion's closing share price of $44.04 on April 13, 2018, plus the assumption of approximately $175.0 million in debt). The Arrangement is subject to customary closing conditions, including receipt of applicable court, Spartan shareholder, and other regulatory approvals and is expected to close on or about June 15, 2018.
•	Q1 2018 production decreased by 4% from the prior quarter to 70,167 boe/d. The decrease was primarily due to the planned shut-in of the Eesveen-02 well in the Netherlands following a 2-month in-line production test during Q4 2017, cold weather downtime and third party maintenance in Canada and the US, and the temporary shut-in of gas at a German site for instrumentation installation.
•	Without inclusion of the Spartan assets, we expect production to increase each quarter throughout 2018 and to achieve our previous full year production guidance of 75,000 to 77,500 boe/d. Including production for the Spartan acquisition after closing, our revised production guidance is 86,000 to 90,000 boe/d.
•	Fund flows from operations ("FFO") for Q1 2018 was $157 million ($1.29/basic share(1)), a decrease of 13% from the prior quarter as the benefit of higher commodity pricing was more than offset by lower production volumes, higher realized losses on derivatives, a stronger Euro currency and the absence of a favourable tax adjustment in the Netherlands. Year-over-year, FFO increased 10% as compared to Q1 2017 on the strength of higher production and commodity prices.
•	During the quarter, our Board of Directors approved a 7% increase to the monthly dividend to $0.23 per share from $0.215 per share, effective with the April 2018 dividend to be paid on May 15, 2018.
•	In Ireland, production from Corrib averaged 61 mmcf/d (10,144 boe/d) in Q1 2018, an increase of 8% from Q4 2017. As reported in the Q3 2017 release, Corrib had an unplanned downtime period following a plant turnaround that commenced in early September and extended through October 10th. This downtime reduced Vermilion's Q4 2017 production by approximately 1,200 boe/d. The absence of this downtime in Q1 2018 was partially offset by the initiation of decline from the Corrib gas field, as expected from our reservoir modeling.
•	In France, we drilled three (3.0 net) wells in the Champotran field, including a side-track from an existing well. Two of the new Champotran wells were brought on production late in the quarter at a combined rate of 780 boe/d over the final two weeks of March. The side-track well is scheduled to be brought on production mid-Q2 2018.
•	As reported as a subsequent event with our Q4 2017 release, we drilled and tested our first exploratory well (100% working interest) in Hungary on our South Battonya concession. The Mh-Ny-07 natural gas well tested at a rate of 5.8 mmcf/d(2) and is expected to be brought on production mid-2018. This marks the drilling of our first well in the Central and Eastern Europe Business Unit.
•	In Canada, production averaged 32,078 boe/d in Q1 2018, representing a 3% decrease from the previous quarter primarily due to cold weather downtime and planned maintenance on third party infrastructure. These events more than offset new well production as most wells drilled in the quarter were not completed and brought on production until late in the quarter or in early Q2 2018. During the quarter, we announced and closed an acquisition of a private company with light oil producing assets straddling the Saskatchewan and Manitoba border, near Vermilion's existing operations in southeast Saskatchewan.
•	Vermilion was recently ranked 11th by Corporate Knights on the Future 40 Responsible Corporate Leaders in Canada list. This marks the fifth year in a row that Vermilion has been recognized by Corporate Knights as one of Canada's top sustainability performers. Vermilion continues to be the highest rated oil and gas company on the list.
(1)	Non-GAAP Financial Measure. Please see the "Non-GAAP Financial Measures" section of Management's Discussion and Analysis.

(2)	Mh-Ny-07 well tested gas at a rate of 5.8 mmcf/d over the final two hours of a 22 hour |test period at a stabilized wellhead pressure of 1,065 psi on a
0.55 inch diameter choke and a shut-in wellhead pressure of 1,305 psi.  No water production was observed during testing.  The well logged 21 feet of net gas pay with an average porosity of 31% from an Upper Miocene Pannonian sandstone occurring within a gross measured depth interval of 3,438
-3,465 feet.

($M except as indicated)	Q1 2018	Q4 2017	Q1 2017
Financial
Petroleum and natural gas sales	318,269	317,341	261,601
Fund flows from operations	157,480	181,253	143,434
Fund flows from operations ($/basic share) (1)	1.29	1.49	1.21
Fund flows from operations ($/diluted share) (1)	1.27	1.47	1.19
Net earnings	25,139	8,645	44,540
Net earnings ($/basic share)	0.21	0.07	0.38
Capital expenditures	128,618	74,303	95,889
Acquisitions	93,078	3,048	2,620
Asset retirement obligations settled	3,591	3,216	2,249
Cash dividends ($/share)	0.645	0.645	0.645
Dividends declared	79,005	78,653	76,593
% of fund flows from operations	50%	43%	53%
Net dividends (1)	59,364	56,836	41,087
% of fund flows from operations	38%	31%	29%
Payout (1)	191,573	134,355	139,225
% of fund flows from operations	122%	74%	97%
Net debt	1,514,645	1,371,790	1,377,636
Ratio of net debt to annualized fund flows from operations	2.4	1.9	2.4
Operational
Production
Crude oil and condensate (bbls/d)	27,008	27,830	26,832
NGLs (bbls/d)	5,126	5,279	2,694
Natural gas (mmcf/d)	228.2	238.27	210.07
Total (boe/d)	70,167	72,821	64,537
Average realized prices
Crude oil and condensate ($/bbl)	80.03	74.12	68.59
NGLs ($/bbl)	25.37	29.28	24.13
Natural gas ($/mcf)	5.81	5.23	5.62
Production mix (% of production)
% priced with reference to WTI	21%	21%	17%
% priced with reference to AECO	26%	25%	22%
% priced with reference to TTF and NBP	29%	30%	32%
% priced with reference to Dated Brent	24%	24%	29%
Netbacks ($/boe)
Operating netback (1)	31.05	30.77	31.62
Fund flows from operations netback	25.29	27.13	25.75
Operating expenses	10.99	9.76	9.35
Average reference prices
WTI (US $/bbl)	62.87	55.40	51.92
Edmonton Sweet index (US $/bbl)	56.98	54.26	48.37
Dated Brent (US $/bbl)	66.76	61.39	53.78
AECO ($/mmbtu)	2.08	1.69	2.69
NBP ($/mmbtu)	9.96	8.70	7.96
TTF ($/mmbtu)	9.59	8.36	7.65
Average foreign currency exchange rates
CDN $/US $	1.26	1.27	1.32
CDN $/Euro	1.55	1.50	1.41
Share information ('000s)
Shares outstanding - basic	122,769	122,119	119,046
Shares outstanding - diluted (1)	125,794	125,140	122,135
Weighted average shares outstanding - basic	122,390	121,858	118,632
Weighted average shares outstanding - diluted	124,304	123,450	120,722

(1) The above table includes non-GAAP financial measures which may not be comparable to other companies. Please see the "NON-GAAP FINANCIAL MEASURES" section of Management's Discussion and Analysis.

Message to Shareholders

Our 2018 capital program is now well underway.  We completed our planned 2018 drilling programs in France, Hungary, and the US, while initiating Canadian drilling and continuing to advance future projects for our other business units.  Most of the wells drilled in Q1 2018 were completed and tied-in late in the first quarter or early in the second quarter and will provide meaningful contributions to our growth profile for the remainder of 2018.  As previously reported, we drilled our first well in Hungary during the quarter, representing our first well in the Central and Eastern European Business Unit, and are pleased with the initial results.  We are planning to drill several more wells in Hungary, Slovakia and Croatia over the coming years, and are optimistic about the future development prospects for this region.  In Ireland, the transition of Corrib ownership continues to progress, with the transfer of operatorship to Vermilion expected to occur in the middle of 2018.  Following the close of this transaction, we will operate approximately 90% of our production.

Subsequent to the end of the quarter, we announced the strategic acquisition of Spartan Energy Corp. ("Spartan") for total consideration of $1.40 billion, comprised of $1.23 billion in Vermilion shares plus the assumption of approximately $175 million of Spartan's debt.  This acquisition is a value-adding investment which meets our disciplined M&A criteria and is accretive to all pertinent metrics, adding 7% to production per share, 15% to fund flows per share and 13% to total proved plus probable reserves per share.  It significantly increases our position in southeast Saskatchewan, and aligns with our sustainable growth-and-income model by adding 23,000 boe/d (91% oil) of high-netback, low decline oil assets with free cash flow and strong capital efficiencies on future development.  We believe that this business combination will significantly benefit both Vermilion's existing shareholders and Spartan's shareholders.  In addition, we believe that both shareholder groups will benefit from increased scale in both our operations and in the capital markets.  We look forward to integrating Spartan employees into our organization, and believe our combined enterprise will have the operating, technical and financial capability to maximize the value of these southeast Saskatchewan assets.  Our news release from April 16, 2018 contains further discussion and details on the transaction.

Global commodity prices were strong during Q1 2018.  With the exception of natural gas in western Canada, they have exhibited further strength in recent weeks as supply and demand fundamentals continue to improve.  We continue to benefit from our exposure to global commodity benchmarks, including Brent oil which currently trades at an approximate US$5.00 per barrel premium over WTI, and European gas which is currently trading at approximately $9.00 Canadian equivalent per mmbtu.  This exposure to higher global commodity prices, combined with our low cost structure, translates into strong netbacks and significant free cash flow, supporting our self-funded growth and income business model.  As previously announced, we increased our monthly dividend by 7% to $0.23 per share effective with the April 2018 dividend payable May 15, 2018.  This marks the fourth dividend/distribution increase since the company started paying a monthly distribution (as a trust) in 2003.

Vermilion's Q1 2018 production volumes decreased by 4% from the prior quarter to 70,167 boe/d.  The decrease was primarily due to idling a well we drilled last year in the Netherlands while we await regulatory approval of our long-term production plan, cold weather related downtime and third party maintenance in North America, and the temporary shut-in of gas at a German site for instrumentation installation.  Despite the expected quarter-over-quarter decrease in Q1 2018 production levels, we expect to increase production each quarter throughout 2018 to achieve our previous full year production guidance of 75,000 to 77,500 boe/d, without the inclusion of the Spartan assets.  Including the Spartan acquisition, our revised production guidance is 86,000 to 90,000 boe/d.

Fund flows from operations for Q1 2018 was $157 million ($1.29/basic share(1)), a decrease of 13% from the prior quarter as the benefit of higher commodity pricing was more than offset by lower production volumes, higher realized losses on derivatives, a stronger Euro and the absence of a favourable tax adjustment in the Netherlands.

We also released our 2017 sustainability report during the quarter, highlighting the economic, environmental and social impacts of our operations, and how we integrate their associated opportunities and risks into our business strategies.  One of Vermilion's defining strengths is our belief that sharing our success is essential to being a success.  We have embedded this philosophy in our mission, and we continue to live it today.  Our objective is to ensure that our all of our stakeholders, including shareholders, employees, communities and partners, benefit from our achievements.

Q1 2018 Operations Review

Europe

In France, Q1 2018 production averaged 11,037 boe/d, a decrease of 2% from the prior quarter.  The decrease was primarily due to production declines and higher than normal well downtime resulting from cold weather, which more than offset new well production.  We drilled two (2.0 net) wells in the Neocomian field in Q1 2018, which were put on production at a combined initial rate of approximately 190 bbls/d.  We also drilled three (3.0 net) wells in the Champotran field in Q1 2018, including a sidetrack well from an existing well.  The two grassroots Champotran wells were brought on production late in the quarter and produced at a combined rate of 780 boe/d over the final two weeks of March.  The side-track well is scheduled to be brought on production mid-Q2 2018.

Production in the Netherlands averaged 7,541 boe/d in Q1 2018, a decrease of 20% from the prior quarter.  The decrease was primarily due to the shut-in of the Eesveen-02 test well near the end of Q4 2017 and a planned workover on a key well.  The test rate from the Eesveen-02 well (60% working interest) was approximately 10 mmcf/d net over a two-month period during Q4 2017.  The Eesveen-02 well is expected to be brought on production in mid-2018.  Production in the first quarter was also impacted by downtime on one of our key wells for a successful workover to upsize the tubing to increase its production rate, resulting in approximately two weeks of downtime.

In Ireland, production from Corrib averaged 61 mmcf/d (10,144 boe/d) in Q1 2018, an 8% increase from Q4 2017 due to the absence of significant downtime during the quarter.  Production in Q4 was impacted by an unplanned downtime period following a plant turnaround during September and October 2017.  This downtime reduced Vermilion's Q4 2017 production by approximately 1,200 boe/d, as previously reported.  The increase in quarter-over-quarter production was partially offset by the initiation of decline on the Corrib gas field, which began in Q1 2018 as predicted from numerical reservoir simulation.  We continue to work closely with Canada Pension Plan Investment Board ("CPPIB") and Shell on the transition of ownership and operations from Shell to CPPIB and Vermilion, and anticipate closing the transaction in mid-2018.

In Germany, production in Q1 2018 averaged 3,777 boe/d, a decrease of 10% from the previous quarter.  The decrease was primarily due to a temporary shut-in of one gas well for a SCADA installation in December, as previously reported.  The well was brought back on production in mid-Q1 2018.  In addition, higher than normal downtime at a non-operated gas processing plant in the quarter also negatively impacted production.  Our capital activity in Germany continues to focus on well workover and optimization projects on our operated assets and planning activities related to the Burgmoor Z5 well to be drilled in early 2019.

In Hungary, we drilled and tested our first exploratory well (100% working interest) in the South Battonya concession, as previously reported.  The Mh-Ny-07 natural gas well tested at a rate of 5.8 mmcf/d(2) during the test period and is expected to be brought on production mid-2018.

North America

In Canada, production averaged 32,078 boe/d in Q1 2018, representing a 3% decrease from the previous quarter primarily due to cold weather related downtime and planned maintenance on third party infrastructure.  These events more than offset new well production because most wells drilled in the quarter were not completed and brought on production until late in the quarter or early Q2 2018.  We drilled or participated in 18 (16.7 net) wells and brought on production nine (8.8 net) Mannville and five (5.0 net) southeast Saskatchewan wells in Q1 2018, with almost all coming on production late in the quarter.  The Q1 2018 wells currently on production are performing in-line with our existing type curves.  We also announced and closed an acquisition of a private company with light oil producing assets straddling the Saskatchewan and Manitoba border near Vermilion's existing southeast Saskatchewan operations.

In the United States, Q1 2018 production averaged 618 boe/d, a decrease of 18% from the prior quarter primarily due to planned downtime for workover activity and the previously disclosed force majeure event on a third-party gas gathering system.  The third-party gas gathering system returned to service mid-Q1 2018.  We drilled all five (5.0 net) of the planned wells in our 2018 drilling program and completed four of these wells late in the first quarter.  We continue to optimize our drilling and completion methods, with lateral lengths ranging from 1,840 to 2,215 metres, and frac stages ranging from a low of 25 to a high of 62 stages per well.  The remaining well is scheduled to be completed early in Q2 2018.  Through well planning optimization efforts, drilling times were reduced by 22% on a per metre basis as compared to the 2017 drilling program.

Environmental, Social and Governance ("ESG")

Vermilion was recently ranked 11th by Corporate Knights on the Future 40 Responsible Corporate Leaders in Canada list.  This marks the fifth year in a row that Vermilion has been recognized by Corporate Knights as one of Canada's top sustainability performers.  Vermilion continues to be the highest rated oil and gas company on the list.  This recognition reflects our commitment to sustainability, transparency and performance regarding ESG matters.

Commodity Hedging

Vermilion hedges to manage commodity price exposures and increase the stability of cash flows, providing additional certainty with regards to the execution of our dividend and capital programs.  In aggregate, we currently have 44% of our expected net-of-royalty production hedged for 2018.  These hedges include both swaps and collars.  Our diversified commodity mix, including more than a one-third cash flow contribution from relatively high-priced European natural gas, gives us unique flexibility in managing our individual commodity exposures.  Based on the current level and term structures in the oil, North American gas and European gas forward curves, we have elected to lock down a greater percentage of our gas exposures, particularly for European gas.  We have currently hedged 59% of anticipated European natural gas volumes for 2018.  In view of the compelling longer-term forward market for European gas we have also hedged 43% and 15% of our anticipated 2019 and 2020 volumes at prices which should provide for strong project economics and free cash flows.  In addition, we have hedged 35% of anticipated North American gas volumes for 2018.  In view of steep backwardation in the oil forward markets, we are keeping oil hedges shorter-term, with 50% hedged for the first half of 2018, and 30% in the second half of this year.  At present, our philosophy is to maintain greater torque to longer-term oil prices, with only 1% of our expected oil production hedged for 2019.  We will continue to add to our hedge positions in all products as suitable opportunities arise.

Board of Directors

Mr. William Madison and Ms. Sarah Raiss have decided not to stand for re-election in 2018, following thirteen and four years of valuable service to Vermilion respectively.  We would like to thank Mr. Madison and Ms. Raiss for their numerous contributions, and we wish them the very best in their retirement from our Board.

(signed "Anthony Marino")

Anthony Marino
President & Chief Executive Officer
April 26, 2018

(1)	Non-GAAP Financial Measure. Please see the "Non-GAAP Financial Measures" section of Management's Discussion and Analysis.

(2)

Mh-Ny-07 well tested gas at a rate of 5.8 mmcf/d over the final two hours of a 22 hour test period at a stabilized wellhead pressure of 1,065 psi on a

0.55 inch diameter choke and a shut-in wellhead pressure of 1,305 psi.  No water production was observed during testing.  The well logged 21 feet of net gas pay with an average porosity of 31% from an Upper Miocene Pannonian sandstone occurring within a gross measured depth interval of 3,438-

3,465 feet.

2018 Guidance

On October 30, 2017, we released our 2018 capital expenditure guidance of $315 million and associated production guidance of between 74,500 to 76,500 boe/d.  On January 15, 2018, we increased our capital expenditure guidance to $325 million and production guidance to between 75,000 to 77,500 boe/d to reflect the post-closing impact of the acquisition of a private southeast Saskatchewan and southwest Manitoba light oil producer.  On April 16, 2018, we increased our capital expenditure guidance to $430 million and production guidance to between 86,000 to 90,000 boe/d to reflect the post-closing impact of the acquisition of Spartan Energy.

The following table summarizes our guidance:

	Date	Capital Expenditures ($MM)	Production (boe/d)
2018 Guidance
2018 Guidance	October 30, 2017	315	74,500 to 76,500
2018 Guidance	January 15, 2018	325	75,000 to 77,500
2018 Guidance	April 16, 2018	430	86,000 to 90,000

Annual General Meeting Webcast

As Vermilion's Annual General Shareholders Meeting is being held today, April 26th, 2018 at 3:00 PM MST at the Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta, there will not be a first quarter conference call.  In lieu of the conference call, a presentation will be given by Anthony Marino, President & Chief Executive Officer, at the end of the meeting.  Questions from the public can be submitted remotely via webcast.

To view the webcast, which will commence at approximately 3:15 PM MST, please visit https://event.on24.com/wcc/r/1635023/2C13CF05F6709CF71E1DC001EABB20E5. The webcast link can also be found on Vermilion's website at http://www.vermilionenergy.com/ir/eventspresentations.cfm under Upcoming Events.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in North America, Europe and Australia.  Our business model emphasizes organic production growth augmented with value-adding acquisitions, along with providing reliable and increasing dividends to investors.  Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas conventional resource plays in Canada and the United States, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and through oil drilling and workover programs in France and Australia.  Vermilion currently holds an 18.5% working interest in the Corrib gas field in Ireland.  Vermilion pays a monthly dividend of Canadian $0.23 per share, which provides a current yield of approximately 6.0%.

Vermilion's priorities are health and safety, the environment, and profitability, in that order.  Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings.  We have been recognized as a top decile performer amongst Canadian publicly listed companies in governance practices, as a Climate "A" List performer by the CDP, and a Best Workplace in the Great Place to Work® Institute's annual rankings in Canada, France and the Netherlands.  In addition, Vermilion emphasizes strategic community investment in each of our operating areas.

Employees and directors hold approximately 6.5% of our fully diluted shares, are committed to consistently delivering superior rewards for all stakeholders, and have delivered over 20 years of market outperformance.  Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

DISCLAIMER

Certain statements included or incorporated by reference in this document may constitute forward looking statements or financial outlooks under applicable securities legislation.  Such forward looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook.  Forward looking statements or information in this document may include, but are not limited to: capital expenditures; business strategies and objectives; operational and financial performance; estimated reserve quantities and the discounted net present value of future net revenue from such reserves; petroleum and natural gas sales; future production levels (including the timing thereof) and rates of average annual production growth; exploration and development plans; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates; and the timing of regulatory proceedings and approvals.

Such forward looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect.  In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; and management's expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct.  Financial outlooks are provided for the purpose of understanding Vermilion's financial position and business objectives, and the information may not be appropriate for other purposes.  Forward looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information.  These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates and interest rates; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent.  Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation.  A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

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For further information: Anthony Marino, President & CEO; Michael Kaluza, Executive VP & COO; Lars Glemser, C.A., Vice President & CFO; and/or Kyle Preston, Director Investor Relations; TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 16:05e 26-APR-18